Exhibit 99.2

Investor Contacts:	Media Contact:
Antonella Franzen	Stephen Wasdick
+1-609-720-4665 afranzen@tyco.com	+1-609-806-2262 swasdick@tyco.com

Ryan Edelman
+1-609-720-4545
redelman@tyco.com

FOR IMMEDIATE RELEASE

TYCO REACHES AGREEMENT TO SELL ITS SECURITY BUSINESS IN SOUTH AFRICA

CORK, Ireland, Aug. 18, 2016 /PRNewswire/ — Tyco (NYSE: TYC) today announced that it has signed a definitive agreement to sell its security business in South Africa, which operates locally under the ADT brand, to Fidelity Security Group for approximately ZAR 1.9 billion (USD 140 million). This business provides security monitoring services, including dispatch of armed response guards, as well as fire detection and protection, access control and other security-related services, to residential and commercial customers. The financial impact of this planned sale was previously disclosed as part of Tyco’s fiscal third quarter earnings report on July 29, 2016.

After the transaction is completed, Tyco will continue to provide its fire, security and life safety products in South Africa. ADT will serve as a local distributor for Tyco’s residential and commercial security products and solutions, as well as Tyco’s specialized performance solutions for retail businesses.

The transaction is expected to close in late fiscal first quarter of 2017 and is subject to customary closing conditions, including regulatory approvals.

The financial results of this business are reported within the Rest of World Integrated Solutions & Services segment. In fiscal year 2016, the business is expected to generate revenue of approximately USD 160 million.

Deutsche Bank is acting as exclusive financial adviser and Simpson Thacher & Bartlett LLP and Bowman Gilfillan are acting as legal advisors to Tyco.

ABOUT TYCO

Tyco (NYSE: TYC) is the world’s largest pure-play fire protection and security company. Tyco provides more than three million customers around the globe with the latest fire protection and security products and services. Tyco has over 57,000 employees in more than 900 locations across 50 countries serving various end markets, including commercial, institutional, governmental, retail, industrial, energy, residential and small business. For more information, visit www.tyco.com.

ABOUT FIDELITY SECURITY GROUP

Fidelity Security Group (Fidelity) is Southern Africa’s largest integrated security solutions provider and the industry leader in protection innovation. Fidelity offers a vast range of security services (Guarding, Cash Solutions and Integrated Armed Response) and related products and has around 47,000 employees across 142 integrated points of presence throughout Southern Africa. Fidelity remains well positioned to add value to all its customers, which includes many of the top listed companies, state owned companies and multinational conglomerates. For more information, visit www.fidelitysecurity.co.za.

FORWARD-LOOKING STATEMENTS

This press release contains a number of forward-looking statements. In many cases forward-looking statements are identified by words, and variations of words, such as “anticipate”, “estimate”, “believe”, “commit”, “confident”, “continue”, “could”, “intend”, “may”, “plan”, “potential”, “predict”, “positioned”, “should”, “will”, “expect”, “objective”, “projection”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “target”, and other similar words. However, the absence of these words does not mean the statements are not forward-looking. Examples of forward-looking statements include, but are not limited to, revenue, operating income, earnings per share and other financial projections, statements regarding the health and growth prospects of the industries and end markets in which Tyco operates, the leadership, resources, potential, priorities, and opportunities for Tyco in the future, Tyco’s credit profile, capital allocation priorities and other capital market related activities, and statements regarding Tyco’s acquisition, divestiture, restructuring and other productivity initiatives. The forward-looking statements in this press release are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside of our control, and could cause results to materially differ from expectations. Such risks and uncertainties include, but are not limited to: economic, business, competitive, technological or regulatory factors that adversely impact Tyco or the markets and industries in which it competes; unanticipated expenses such as litigation or legal settlement expenses; tax law changes; and industry specific events or conditions that may adversely impact revenue or other financial projections. Actual results could differ materially from anticipated results. Tyco is under no obligation (and expressly disclaims any obligation) to update its forward-looking statements. More information on potential factors that could affect the Company’s financial results is included from time to time in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s public reports filed with the U.S. Securities and Exchange Commission (SEC), including the Company’s Form 10-K for the fiscal year ended September 25, 2015.

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